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my name is Ralph rappa I am the owner
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and president of rule G Brewing Company
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we're going to have a railroad themed
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micro brewery and restaurant here in
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Coconut Creek Florida I'm a Korea
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Railroader myself I'm a locomotive
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engineer by trade at this point in time
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we're in the process of getting ready
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for our build out we have a 2 800 square
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foot facility that is here in Coconut
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Creek Florida in a very well frequented
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Plaza there are no microbreweries here
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this would be the first one in Coconut
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Creek my Brew manager is also a
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locomotive engineer he's got over 11
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years experience of home brewing the
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beer is going to be fairly eclectic
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we're looking at a facility that's going
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to hold about 80 people we will have our
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own in-house menu we plan on having live

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music we plan on having special events
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we're going to have a fairly generous
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outside area that folks can sit at room
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for like maybe six tables or so
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foreign
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this is going to be a neighborhood
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project it's a very beautiful area
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Coconut Creek where the butterfly
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capital of the world we want to make
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this something that's fun I think people
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are tired of the homogenized experience
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of retail anymore this particular
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project I believe it's going to succeed
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beyond my expectation considering what
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I've been receiving as far as feedback
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from the local area et cetera we've got
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a lot of support here and we'd like you
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to be part of the team
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and we can make that
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foreign
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